June 24, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Jeffrey Lewis
Mark Rakip
Catherine De Lorenzo
Jeffrey Gabor

Re:	Yorkville Acquisition Corp.
Registration Statement on Form S-1 Filed April 16, 2025, as amended File No. 333-286569 Acceleration Request Requested Date: June 26, 2025 Requested Time: 4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Yorkville Acquisition Corp. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-286569) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission. The Registrant hereby authorizes Stephen P. Alicanti of DLA Piper LLP (US), counsel for the Registrant, to make such request on the Registrant’s behalf.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Stephen P. Alicanti of DLA Piper LLP (US) at (212) 335-4783. Thank you for your assistance.

Very truly yours,

Yorkville Acquisition Corp.

/s/ Kevin McGurn
Kevin McGurn
Chief Executive Officer

cc:	Stephen P. Alicanti (DLA Piper LLP (US))